Exhibit 99.1

ELBIT IMAGING ANNOUNCES SETTLEMENT AGREEMENT WITH ISRAELI
TAX AUTHORITY IN REGARDING ITS VAT ASSESSMENTS

Tel Aviv, Israel, November 19, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated July 2, 2018 (regarding the Israeli court’s decision relating to VAT assessments issued to the Company for the period from April 2006 to June 2011), that the Company has reached a settlement agreement with the Israeli Tax Authority in connection with VAT assessments for the years 2013 through 2018, according to which the Company will pay approximately NIS 5.7 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com